Exhibit 99.1

IM Cannabis Announces the Appointment of Mr. Alon Dayan to its Board of Directors

TORONTO and GLIL YAM, Israel, January 5, 2026 - IM Cannabis Corp. (“IMC” or the “Company”) (Nasdaq: IMCC), medical cannabis company with operations in Israel and Germany, announced today that Mr. Alon Dayan has been appointed to the Company's board of directors effective December 31, 2025.

Mr. Dayan, who is currently the Chief Executive Officer of KeepZone AI Inc., a position he has held since 2025, brings over 15 years of executive experience in the homeland security -technology sector, with a proven track record of founding and scaling innovative companies focused on systems integration, secure communications, and international business development. As the founder and Chief Executive Officer of L1-Systems Ltd. since 2014, Mr. Dayan has led complex projects in homeland security solutions, intelligence systems and telecommunications, forging strategic partnerships for L1-Systems Ltd. across Latin America, Eastern Europe, and Western Europe. His earlier roles include Chief Executive Officer of Virtual Crypto Technologies Inc., where he spearheaded product development and global sales for cryptocurrency ATM technologies, and Business Development Manager at Elbit Systems Ltd., managing defense electronics sales to government and enterprise clients. Mr. Dayan holds a B.A. in Electrical and Electronic Engineering from Ariel University, Israel.

About IM Cannabis Corp.

IMC (Nasdaq: IMCC) is an international medical cannabis company that provides premium cannabis products to medical patients in Israel and Germany. The Company has focused its resources to achieve sustainable and profitable growth in its highest value markets, Israel and Germany. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IMC ecosystem operates in Israel through its subsidiaries, which import and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies and online platforms, in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients.

Company Contact:

Michal Efraty Investor & Public Relations
IM Cannabis Corp.
michal@efraty.com
Oren Shuster, CEO
IM Cannabis Corp.
info@imcannabis.com